UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schutz, Jeffrey H.
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Cypress Communications, Inc.
   CYCO
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May/2001
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |5/3/01|S   | |700               |D  |           |0                  |I     |(1) (2)                    |
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Common Stock               |5/3/01|S   | |700               |D  |           |0                  |I     |(1) (3)                    |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)The reporting person is a director of the Issuer and one of four general partners of Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), which in turn is the general partner of Centennial Fund V, L.P., a Delaware limited partnership ("Fund V") and Centennial Entrepreneurs
Fund V, L.P. ("Entrepreneurs V").    Fund V is the direct beneficial owner of
8,391,625 shares of the Issuer's common stock (the "Shares") and
Entrepreneurs V is the direct beneficial owner of 211,725 Shares.   The
reporting person is also a managing director of Centennial Holdings I LLC, a Colorado limited liability company (the "LLC"). The LLC is the direct beneficial owner of 100,000 Shares. By virtue of the relationships described above and his roles with Fund V, Entrepreneurs V and the LLC, the reporting person may be deemed to possess indirect beneficial ownership of the
Shares held by Fund V, Entrepreneurs V and the LLC. However, the reporting person, acting alone, does not have voting or investment power with respect to the Shares directly beneficially held by Fund V, Entrepreneurs V or the LLC, and, as a result, the reporting person disclaims beneficial ownership of the Shares directly beneficially owned by Fund V, Entrepreneurs V and the LLC, except to the extent of his indirect pecuniary interest in
Fund V, Entrepreneurs V and the
LLC.
(2) By the Porter McAvoy Schutz Irrevocable
Trust.
(3) By the Zachary Tattersall Schutz Irrevocable
Trust.
SIGNATURE OF REPORTING PERSON
/s/ Jeffrey H. Schutz
DATE
July 10, 2001